AMERICAN BANCORPORATION
                                1996 ANNUAL REPORT


                          American Bancorporation and Subsidiaries

FINANCIAL HIGHLIGHTS
(In thousands, except per share)    1996      1995      1994
Statement of Operations:
 Net Income. . . . . . . . .     $  3,666  $  3,052  $  1,696
 Net Income per share. . . .         2.34      1.95      1.13
Balance Sheet:
 Assets. . . . . . . . . . .     $461,632  $353,995  $338,116
 Deposits. . . . . . . . . .      319,811   292,665   292,341
 Loans - net . . . . . . . .      267,886   246,518   225,129
 Stockholders' equity. . . .       30,423    28,012    26,193
 Book Value per share. . . .        19.44     17.90     16.74

QUARTERLY STOCK PRICE RANGES
1996:                                    High                Low
 Fourth. . . . . . . . . . .            26 3/4              23 3/4
 Third . . . . . . . . . . .            25 1/2              19 3/4
 Second. . . . . . . . . . .            24 1/2              19 1/4
 First . . . . . . . . . . .            25                  21 1/2

1995:                                    High                Low
 Fourth. . . . . . . . . . .            23 1/2              20 1/2
 Third . . . . . . . . . . .            23 1/2              19 1/2
 Second. . . . . . . . . . .            21 1/2              14 3/4
 First . . . . . . . . . . .            15 1/2              13 1/2

American Bancorporation is traded on the Nasdaq Stock Market under the ticker symbol AMBC.

CORPORATE PROFILE
American Bancorporation (the "Company"), is a registered Ohio bank holding company headquartered in Wheeling, West Virginia. The Company was organized in 1966. During 1996 the Company merged its two affiliate banks. Columbus National Bank was merged into Wheeling National Bank ("WNB") which serves its customers through twenty full service offices located in Ohio County, Hancock County and Wetzel County, West Virginia and Belmont County, Harrison County, Guernsey County, Jefferson County and Franklin County, Ohio.

In addition to the banking offices, the Company operates three non-bank subsidiaries: American Mortgages, Inc. which originates and services mortgage loans, American Bancdata Corporation which provides electronic data processing services to the Company and WNB and American Bancservices, Inc., which provides the Company's transfer agent services.

The approximate number of common stockholders of record was 2,670 on January 31, 1997.

CONTENTS
Financial Highlights. . . . . . . .      See above
Quarterly Stock Price Ranges. . . .      See above
Corporate Profile . . . . . . . . .      See above
Chairman's Letter . . . . . . . . .      1
Financial Statements. . . . . . . .      2 - 26
Independent Auditors' Report    . .      27
Five Year Selected Financial Data .      28
Management's Discussion and Analysis . . 29 - 42


THE CHAIRMAN'S LETTER

TO OUR SHAREHOLDERS:

For the year 1996 American Bancorporation recognized net income of $3,666,000 or $2.34 per share, compared to net income of $3,052,000 or $1.95 per share in 1995.

Total assets at December 31, 1996 were $462 million, compared to $354 million at December 31, 1995.

At December 31, 1996 total capital was $30,423,000, compared to $28,012,000 at December 31, 1995 and book value per common share at year end 1996 was $19.44, compared to $17.90 at year end 1995.

At December 31, 1996 the allowance for loan losses to loans outstanding was 1.3%, compared to 1.5% at December 31, 1995.

At December 31, 1996 total nonperforming loans as a percentage of total loans stood at 0.7%, compared to 0.8% at December 31, 1995.

1996 was again a year of growth and accomplishment.

On February 9, 1996 we closed the purchase of the Bank One deposits at Flushing and the Ohio Valley Mall.

On March 29, 1996 the merger of Columbus National Bank into Wheeling National Bank was completed.

On September 25, 1996 our wholly owned subsidiary, American Mortgages, Inc. ("AMI") became the owner of 51% of Premier Mortgage Limited, dba On-Line Financial Services ("On-Line"). The other 49% is owned by subsidiaries of H.E.R. Realtors of Columbus, Ohio ("HER").

HER is one of the largest independent real estate operations in the State of Ohio and is nationally ranked.

Under this joint venture, AMI is now purchasing conforming mortgage loans for sale into the market on either a service retained or a service released basis and Wheeling National Bank is now purchasing non conforming portfolio loans.

In the 3rd quarter our regularly quarterly dividend was raised from $0.20 per quarter to $0.25 per quarter.

We deeply appreciate your continued strong support.

Sincerely,



/s/ Jeremy C. McCamic
Jeremy C. McCamic
Chairman and Chief Executive Officer

CONSOLIDATED BALANCE SHEET           American Bancorporation and Subsidiaries
December 31, 1996 and 1995

ASSETS                                                1996          1995
Cash and due from banks. . . . . . . . . . . .  $ 11,550,133   $ 10,887,718
Federal funds sold . . . . . . . . . . . . . .    17,870,000     11,469,000
Investment securities available for sale . . .   143,473,608     68,014,533
Loans
   Commercial, financial and agricultural. . .    84,608,068     64,951,306
   Real estate mortgage. . . . . . . . . . . .   136,488,358    128,709,317
   Installment . . . . . . . . . . . . . . . .    50,353,407     56,711,400
                                                 271,449,833    250,372,023
   Less allowance for loan losses. . . . . . .     3,563,774      3,853,633
                                                 267,886,059    246,518,390
Premises and equipment - net . . . . . . . . .     9,730,880      8,947,284
Accrued interest receivable. . . . . . . . . .     2,985,322      2,065,832
Excess of cost over net assets acquired. . . .     2,304,416      1,830,170
Other assets . . . . . . . . . . . . . . . . .     5,832,008      4,261,848
       TOTAL ASSETS. . . . . . . . . . . . . .  $461,632,426   $353,994,775

LIABILITIES
Deposits
   Demand - non-interest bearing . . . . . . .  $ 36,744,316   $ 31,792,609
   Demand - interest bearing . . . . . . . . .    27,568,710     27,286,771
   Savings . . . . . . . . . . . . . . . . . .   101,823,009     98,977,637
   Time - under $100,000 . . . . . . . . . . .   126,726,720    116,370,529
   Time - over $100,000. . . . . . . . . . . .    26,948,063     18,237,061
       TOTAL DEPOSITS. . . . . . . . . . . . .   319,810,818    292,664,607
Short-term borrowings. . . . . . . . . . . . .   104,096,043     27,522,666
Accrued interest payable . . . . . . . . . . .     1,488,999      1,033,315
Other liabilities. . . . . . . . . . . . . . .     4,876,191      3,714,641
Notes payable and other long term debt . . . .       937,681      1,047,124
       TOTAL LIABILITIES . . . . . . . . . . .   431,209,732    325,982,353
Commitments and contingencies

STOCKHOLDERS' EQUITY
    Preferred stock. . . . . . . . . . . . . .            -               -
    Common stock without par value, stated value $5 a
     share, authorized 6,500,000 shares, issued and
     outstanding 1,564,837 in 1996 and 1995. .       7,824,185    7,824,185
    Additional paid-in capital . . . . . . . .      10,301,982   10,301,982
    Retained earnings. . . . . . . . . . . . .      12,021,258    9,763,633
    Unrealized gain on securities available
     for sale, net. . . . . . . . . . . . . . .        275,269      122,622
     TOTAL STOCKHOLDERS' EQUITY. . . . . . . .      30,422,694   28,012,422
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.  $461,632,426 $353,994,775

The accompanying notes are an integral part of these financial statements.

                                     American Bancorporation and Subsidiaries
CONSOLIDATED STATEMENT OF OPERATIONS
Years ended December 31, 1996, 1995 and 1994

                                            1996         1995          1994
INTEREST INCOME
   Loans . . . . . . . . . . . . . . .   $22,500,530  $21,929,265  $14,902,482
   Investment securities
     Taxable interest income . . . . .      6,377,858   3,844,393    4,410,109
     Non-taxable interest income . . .        127,880     144,316      163,039
     Dividends . . . . . . . . . . . .        461,557     207,773      148,027
                                            6,967,295   4,196,482    4,721,175
   Short-term investments. . . . . . .        417,703     370,332      511,494
        Total interest income. . . . .     29,885,528  26,496,079   20,135,151
INTEREST EXPENSE
 Deposits
     Interest bearing demand . . . . .        630,275     618,035      586,563
     Savings . . . . . . . . . . . . .      2,783,607   2,872,553    2,690,109
     Time - under $100,000 . . . . . .      6,269,821   5,303,309    3,368,774
     Time - over $100,000. . . . . . .      1,247,259   1,003,706      384,872
                                           10,930,962   9,797,603    7,030,318
 Borrowings
   Short-term borrowings . . . . . . .      2,782,434   1,275,187      145,622
   Notes payable and other
    long-term debt . . . . . . . . . .         88,714      97,872       13,059
       Total interest expense. . . . .     13,802,110  11,170,662    7,188,999
   NET INTEREST INCOME . . . . . . . .     16,083,418  15,325,417   12,946,152
PROVISION FOR LOAN LOSSES. . . . . . .              -     105,000      215,000
 Net interest income after provision
   for loan losses . . . . . . . . . .     16,083,418  15,220,417   12,731,152
OTHER INCOME
     Service charges on
       deposit accounts. . . . . . . .        864,557     735,514      661,492
     Insurance commissions . . . . . .        106,990     119,017      113,619
     Net gains (losses) on
       sale of loans . . . . . . . . .        511,171      93,118       (2,848)
     Net securities gains (losses) . .           (922)      3,261        2,634
     Other income. . . . . . . . . .          910,302     729,349      286,970
        Total other income . . . . . .      2,392,098   1,680,259    1,061,867
OTHER EXPENSE
     Salaries and employee benefits. .      5,589,526   5,318,929    4,932,526
     Occupancy expense . . . . . . . .      1,137,334   1,048,541      843,095
     Furniture and equipment expense .      1,117,577   1,067,046    1,032,268
     Other expenses. . . . . . . . . .      4,862,734   4,656,170    4,407,160
        Total other expense. . . . . .     12,707,171  12,090,686   11,215,049
INCOME BEFORE INCOME TAXES . . . . . .      5,768,345   4,809,990    2,577,970
PROVISION FOR INCOME TAXES . . . . . .      2,102,367   1,757,823      881,651
NET INCOME . . . . . . . . . . . . . .   $  3,665,978 $ 3,052,167  $ 1,696,319
   Per Share:
       NET INCOME. . . . . . . . . . .   $       2.34 $      1.95  $      1.13

The accompanying notes are an integral part of these financial statements.

                                     American Bancorporation and Subsidiaries
CONSOLIDATED STATEMENT
OF STOCKHOLDERS' EQUITY
Years ended December 31, 1996, 1995 and 1994

                                                                      Unrealized gain
                                               Additional                on securities
                                    Common      paid-in      Retained    available for
                                    stock       capital      earnings      sale, net        Total
Balance at January 1, 1994        7,533,060    9,753,871    6,871,117            -       24,158,048
 Net Income. . . . . . . . . .            -            -    1,696,319            -        1,696,319
 Dividends ($0.50 per share)              -            -    (760,584)            -         (760,584)
 Proceeds from stockholder rights
 offering (58,225 shares)           291,125      548,111           -             -          839,236
 Unrealized gain on securities
  available for sale, net                 -            -           -       260,000          260,000
Balance at December 31, 1994      7,824,185   10,301,982   7,806,852       260,000       26,193,019
 Net Income. . . . . . . . . .            -            -   3,052,167             -        3,052,167
 Dividends ($0.70 per share)              -            -  (1,095,386)            -       (1,095,386)
 Change in unrealized gain on
 securities available for sale, net       -            -           -      (137,378)        (137,378)
Balance at December 31, 1995      7,824,185   10,301,982   9,763,633       122,622       28,012,422
 Net Income. . . . . . . . . .            -            -   3,665,978             -        3,665,978
 Dividends ($0.90 per share)              -            -  (1,408,353)            -       (1,408,353)
 Change in unrealized gain on
 securities available for sale, net       -            -           -       152,647          152,647
Balance at December 31, 1996     $7,824,185  $10,301,982 $12,021,258      $275,269      $30,422,694


The accompanying notes are an integral part of these financial statements.

                                     American Bancorporation and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31, 1996, 1995 and 1994
  Operating Activities:                    1996          1995          1994
   Net income.                         $ 3,665,978   $ 3,052,167   $ 1,696,319
   Adjustments to reconcile net income
   to net cash from operating activities:
    Depreciation                           658,103       603,798       555,372
    Amortization of intangibles            327,130       315,490       128,300
    Net amortization (accretion) of
      investment securities                250,869       (74,137)      100,355
    Provision for loan losses                    -       105,000       215,000
    Gain on sale of premises
      and equipment                              -             -        (2,975)
    Net (gain) loss on sale of
      investment securities                    922        (3,261)       (2,634)
    Net (gain) loss on sale of loans      (511,171)      (93,118)        2,848
  Change in assets and liabilities net
  of effects from the purchase of branch assets:
    Net increase in accrued
      interest receivable                 (917,883)      (47,054)     (323,175)
    Net increase in accrued
      interest payable                     335,941        21,992        45,159
    Net increase in other assets        (1,584,158)     (472,525)     (538,102)
    Net increase in other liabilities    1,044,189       414,762     1,449,798
    Net decrease from other
      operating activities                 255,996       106,740       346,907
          Net cash provided by
          operating activities           3,525,916     3,929,854     3,673,172
  Investing Activities:
    Purchase of branch assets,
      net of cash acquired              14,171,001             -    (4,487,905)
    Investment securities held to maturity:
          Proceeds from maturities
            and repayments                       -    19,607,659    33,151,514
          Purchases                              -    (8,272,273)  (22,380,352)
    Investment securities available for sale:
          Proceeds from maturities
            and repayments              22,998,696     6,692,533       106,400
          Proceeds from sales           16,474,939     8,088,052     3,017,375
          Purchases                   (114,944,324)  (12,555,150)   (1,303,231)
    Net increase in loans              (20,606,716)  (21,401,522)  (15,037,260)
    Purchase of loans                            -             -   (14,036,899)
    Purchase of premises and equipment  (1,686,300)     (828,810)   (1,323,607)
    Proceeds from sale of
     premises and equipment                      -             -       290,468
          Net cash used by
           investing activities        (83,592,704)   (8,669,511)  (22,003,497)
  Financing Activities:
    Net increase in non-interest
     bearing demand deposits             3,974,744       583,696     2,038,122
    Net decrease in interest bearing
     demand and savings deposits        (4,338,517)  (16,462,117)   (9,384,462)
    Net increase in time deposits       12,360,154    16,202,371     4,596,371
    Net increase  in short-term
     borrowings                         76,573,377    14,124,485    11,789,434
    Principal repayment of
     long-term debt                       (109,442)   (1,002,433)            -
    Proceeds from issuance of
     long-term debt                              -             -     2,000,000
    Proceeds from stockholder
     rights offering                             -             -       839,236
    Cash dividends paid                 (1,330,113)     (978,023)     (753,306)
          Net cash provided by
           financing activities         87,130,203    12,467,979    11,125,395
  Net Increase (Decrease) in
   Cash and Cash Equivalents             7,063,415     7,728,322    (7,204,930)
  Cash and Cash Equivalents
   Beginning Balance                  $ 22,356,718  $ 14,628,396  $ 21,833,326
  Cash and Cash Equivalents
   Ending Balance                     $ 29,420,133  $ 22,356,718  $ 14,628,396

Supplemental schedule of noncash
investing and financing activities:
   Business Acquisitions:
        Fair value of assets acquired $  1,098,572  $          -  $ 51,931,274
        Cash received (paid)
         in the acquisition             14,171,001             -    (4,782,680)
        Liabilities assumed           $ 15,269,573  $          -  $(47,148,594)
  Cash paid during the year for:
       Interest                       $ 13,346,426  $ 11,148,670  $  7,046,161
       Income taxes                   $  1,883,000  $  1,331,100  $   1,228,000
  Non-cash investing and financing
    activities:
       Loan foreclosures
        and repossessions             $    324,539  $    149,810  $    281,603
       Transfer of premises and
        equipment to other real
        estate owned                  $    287,774  $          -  $    549,566

 The accompanying notes are an integral part of these financial statements.


NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994

Note A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Bancorporation (the "Company"), which was organized in 1966, is a registered Ohio bank holding company with its headquarters located in Wheeling, West Virginia. The Company's wholly owned subsidiaries are Wheeling National Bank, American Bancdata Corporation, American Bancservices, Inc. and American Mortgages, Inc. The Company's subsidiaries primarily engage in commercial banking and mortgage banking. The subsidiary bank branch offices are primarily located in the northern panhandle of West Virginia, and central and eastern Ohio.

The accounting and reporting policies of American Bancorporation and Subsidiaries (the "Company") conform to generally accepted accounting principles and with general practice within the banking industry. The following is a description of the significant policies.

Principles of Consolidation
The consolidated financial statements include the accounts of American Bancorporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Subsidiaries acquired in purchase transactions are included in the consolidated financial statements from the date of acquisition.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities
The Company has adopted a methodology for the classification of securities at the time of their purchase as either held to maturity or available for sale. If it is management's intent and the Company has the ability to hold such securities until their maturity, these securities are classified as held to maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available for sale and are carried at fair value, with net unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable income taxes. Investment securities available for sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. Gains and losses on sales of securities are recognized using the specific identification method.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994. On December 1, 1995, the Company reclassified $66,965,000 of investment securities held to maturity to investment securities available for sale. The reclassification was in accordance with the FASB's special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" that permitted this one-time reassessment.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Loans
Loans are reported at their principal amounts, net of any deferred origination fees and costs and the allowance for loan losses. Interest on loans is computed primarily on the principal balance outstanding. For loans not primarily secured by real estate or in the process of collection, the Company discontinues the accrual of interest when a loan is 90 days past due or collection of the interest is doubtful. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Income on discounted loans is principally recognized on the sum-of-the-months digits method, which approximates a level yield. Loan origination and commitment fees, as well as certain direct loan origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans via a method which approximates a level yield.

The Company grants commercial and industrial loans, commercial and residential mortgages and consumer loans to customers primarily in the northern panhandle of West Virginia, southwestern Pennsylvania and central and eastern Ohio. The Company's loan portfolio can be adversely impacted by downturns in the local economic and real estate markets as well as employment conditions.

A loan is considered to be impaired, as defined by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All of the Company's nonaccrual loans, excluding consumer and single family residential loans, are considered to be impaired loans. Large groups of smaller homogenous loans, such as loans secured by first and second liens on residential properties and other consumer loans are evaluated collectively for impairment. Under SFAS No. 114, impaired loans subject to the statement are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. The impairment reserve is established by either an allocation of the reserve for credit losses or by a provision for credit losses, depending on the adequacy of the reserve for credit losses. Interest income on impaired loans is recognized using the cash basis method.

Allowance for Loan Losses
The determination of the balance in the allowance for loan losses is based on an analysis of the portfolio and reflects an amount which, in management's judgement, is adequate to provide for potential losses after giving consideration to the character of the portfolio, current economic conditions, past loss experience and such other factors that deserve current recognition. The regulatory examiners may require the Company to recognize additions to the allowances based upon their judgements about information available to them at the time of their examinations. The provision for loan losses is charged to current operations.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Mortgage Loan Servicing
On January 1, 1996 the Company adopted SFAS No. 122 "Accounting for Mortgage Servicing Rights", which requires that a mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans recognize those rights as separate assets by allocating the total costs of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Purchased mortgage servicing rights are recorded at cost.

The Company measures the impairment of the mortgage servicing rights based on their current fair value. Current fair value is determined through the discounted present value of the estimated future net servicing cashflows using a risk-based discount rate and assumption based upon market estimates for future servicing revenues and expenses (including prepayment expectations, servicing costs, default rates and interest earnings on escrows). For impairment measurement purposes, servicing rights acquired after January 1, 1996 are stratified by loan type. If the carrying value of an individual stratum were to exceed its fair value, a valuation allowance would be established. Mortgage servicing rights acquired prior to January 1, 1996 are stratified by acquisition and evaluated for possible impairment using fair market values. The adoption of SFAS No. 122 resulted in an increase in income and net income of $402,000 and $242,000, respectively, for the year ended December 31, 1996.

Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method, distributing the cost of premises over an estimated useful life of twenty to fifty years and the cost of equipment over an estimated useful life of three to fifteen years.

Excess of Cost over Net Assets Acquired
Excess of cost over net assets acquired include both goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line basis over a period of twelve to thirty years. Core deposit intangibles are being amortized over a period of five to twelve years. Such assets are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Other Real Estate Owned
Other real estate owned in connection with loan settlements, including real estate acquired, is stated at the lower of estimated fair value less estimated costs to sell, or the carrying amount of the loan. Decreases in fair value between annual appraisals, net gains or losses on the sale of other real estate owned, and net direct operating expense attributable to these assets are included in other income/other expense. Other real estate owned is included in other assets.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Income Taxes
Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax laws and rates.

Pension Plan
Pension costs, based on actuarial computations, are charged to expense and funded as required by minimum Internal Revenue Service standards.
(See Note R "Pension Plan and Profit Sharing 401(k) Savings Plan").

Per Share Data
Per share data is computed based upon the weighted average number of common shares outstanding. The weighted average number of shares used in the calculation was 1,564,837 for 1996 and 1995 and 1,506,771 in 1994.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates are used when accounting for allowance for loan losses, realization of deferred tax assets, fair values of certain assets and liabilities, determination and carrying value of impaired loans, carrying value of other real estate, carrying value and amortization of intangibles, employee benefit plans and other areas.

Reclassifications
Certain prior year financial information has been reclassified to conform to the presentation in 1996.

Note B-BRANCH ACQUISITIONS

On February 9, 1996, the Company acquired certain assets and assumed certain liabilities of Bank One, Wheeling-Steubenville, N.A.

The Company acquired liabilities totalling $15.3 million, including deposits totalling $15.1 million and purchased the equipment of the St. Clairsville and Flushing, Ohio branch offices of Bank One. The Company paid a $801,000 premium based on core deposits which is being amortized over a period of eight years.

On December 8, 1994, the Company acquired certain assets and assumed certain liabilities of Buckeye Savings Bank ("Buckeye"), a wholly owned subsidiary of Crown Bank, F.S.B., headquartered in Casselberry, Florida.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

The Company assumed liabilities totalling $46.5 million, including deposits totalling $46.4 million, and purchased the premises and equipment of the St. Clairsville and Steubenville, Ohio branch offices of Buckeye. The Company also acquired assets with a fair value of $50.2 million, including loans (primarily mortgage loans) totalling $47.9 million, including $0.4 million allowance for loan losses. A premium of $916,000, based on core deposits, was paid and is being amortized over a period of eight years.

The Company also acquired the mortgage servicing rights to loans totalling $81.6 million for $570,000 and certain fixed assets totalling $210,000.

Note C-CASH AND DUE FROM BANKS
The Company's banking subsidiary is required to maintain with a Federal Reserve bank reserve balances based principally on deposits outstanding. Balances maintained are included in cash and due from banks. The required reserves were approximately $150,000 at December 31, 1996 and $300,000 at December 31, 1995.

Note D-INVESTMENT SECURITIES

Securities Available for Sale
The amortized cost and approximate market value of investment securities available for sale at December 31, 1996 and 1995 is summarized as follows:

                                                      1996
                                                Gross       Gross
                                   Amortized  Unrealized  Unrealized   Market
                                      Cost       Gains      Losses      Value
United States Treasury . . . . . $  8,243,186  $      -  $  44,237  $  8,198,949
United States Federal agencies .  105,135,857   616,973    423,583   105,329,247
United States agency
 mortgage-backed securities. . . . 17,105,590     9,296    144,517    16,970,369
States and political subdivisions.  1,125,926   109,070         53     1,234,943
Other. . . . . . . . . . . . . .        5,000         -          -         5,000
   Total Debt Securities . . . .   31,615,559   735,339    612,390   131,738,508
Equity securities. . . . . . . .   11,533,600   201,500          -    11,735,100
    Total Securities
     Available for Sale  . . . . $143,149,159  $936,839   $612,390  $143,473,608

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

                                                      1995
                                                Gross       Gross
                                   Amortized  Unrealized  Unrealized   Market
                                      Cost       Gains      Losses      Value
United States Treasury . . . . . .  $18,405,901  $ 37,418  $ 73,818  $18,369,501
United States Federal agencies . .   16,800,763    66,736    88,762   16,778,737
United States agency
 mortgage-backed securities. . . .   25,891,941    21,305   356,091   25,557,155
States and political subdivisions.    1,882,261   276,089       141    2,158,209
Other. . . . . . . . . . . . . . .       10,000         -         -       10,000
   Total Debt Securities . . . . .   62,990,866   401,548   518,812   62,873,602
Equity securities. . . . . . . . .    4,939,431   201,500         -    5,140,931
    Total Securities
     Available for Sale  . . . . .  $67,930,297  $603,048  $518,812  $68,014,533


Included in equity securities at December 31, 1996 are Federal Home Loan Bank and Federal Reserve Bank stock of $9,434,000 and $279,600, respectively. At December 31, 1995 these stock investments were $2,839,500 and $279,931, respectively.

The amortized cost and approximate market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                      Amortized            Market
                                        Cost                Value
    Due in one year or less . . .   $  6,174,577         $  6,148,988
    Due after one year
     through five years . . . . .     15,207,479           15,254,904
    Due after five years
     through ten years. . . . . .     97,546,014           97,824,640
    Due after ten years . . . . .     12,687,489           12,509,976
                                    $131,615,559         $131,738,508


Proceeds from the sale of securities available for sale for the years ended December 31, 1996, 1995 and 1994 were $16,474,939, $8,088,052 and $3,017,375, respectively. Gross realized gains on the sale of securities available for sale were $41,070 in 1996, $33,171 in 1995 and $6,915 in 1994. Gross realized losses on the sale of securities available for sale were $41,992 in 1996, $29,910 in 1995 and $4,281 in 1994.

There were no sales of investment securities held to maturity in 1996, 1995 and 1994.

At December 31, 1996 the book value of securities pledged to secure public deposits or for other purposes required or permitted by law aggregated $26,696,000.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Note E-NONPERFORMING ASSETS
Nonperforming assets consist of nonaccrual loans, restructured loans, past due loans and other real estate owned. Nonaccrual loans are loans on which interest recognition has been suspended until realized because of doubts as to the borrowers' ability to repay principal or interest. Restructured loans are loans where the terms have been altered to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Past due loans are accruing loans which are contractually past due 90 days or more as to interest or principal payments. The following summarizes the nonperforming assets at December 31:

                                   1996        1995        1994
  Nonperforming loans
   Nonaccrual. . . . . . . .   $  547,000  $  790,000  $1,214,000
   90 days past due. . . . .      744,000     609,000     766,000
   Restructured. . . . . . .      672,000     666,000     610,000
                               $1,963,000  $2,065,000  $2,590,000
  Other real estate owned. .      607,000     575,000     682,000
    Total. . . . . . . . . .   $2,570,000  $2,640,000  $3,272,000

There were no commitments to advance additional funds to such borrowers at December 31, 1996. Gross interest income that would have been recorded if nonaccrual loans and restructured loans had been current and in accordance with their original terms approximated $49,000, $85,000 and $140,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Interest recognized on such loans approximated $6,000, $21,000 and $8,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Impaired loans totalled $547,000 and $790,000 at December 31, 1996 and 1995, respectively. Impaired loans totalling $341,000 and $489,000 at the end of 1996 and 1995, respectively, had a corresponding specific allowance for credit losses of $148,000 and $172,000. The average balance of impaired loans was $691,000 in 1996 and $818,000 in 1995. Interest income recognized on impaired loans totalled $6,000 and $21,000 in 1996 and 1995, respectively.

Note F-RELATED PARTY TRANSACTIONS
At December 31, 1996, receivables, both direct and indirect, from persons related to the Company and subsidiaries as directors, executive officers or principal shareholders, exclusive of loans to such persons which in the aggregate do not exceed $60,000, approximated $1,577,000. Other changes reflect loans to persons which no longer exceed $60,000. The following is an analysis of the activity with respect to such loans for the year ended December 31, 1996:

      Aggregate outstanding balance at January 1, 1996    $ 1,750,000
         Additions . . . . . . . . . . . . . . . .            210,000
         Retirements . . . . . . . . . . . . . . .           (295,000)
         Other changes . . . . . . . . . . . . . .            (88,000)
      Aggregate outstanding balance at December 31, 1996  $ 1,577,000


NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994


Note G-ALLOWANCE FOR LOAN LOSSES
An analysis of the allowance for loan losses follows:

Years ended December 31,                       1996        1995        1994
   Balance at beginning of year. . . . . .  $3,853,633  $3,736,994  $3,543,743
    Allowance acquired in loan
      purchase (see Note B) .  . . . . . .           -           -     410,763
    Provision for loan losses. . . . . . .           -     105,000     215,000
    Loans charged-off. . . . . . . . . . .    (427,602)   (363,381)   (837,667)
    Less recoveries. . . . . . . . . . . .     137,743     375,020     405,155
     Net loans (charged-off) recovered . .    (289,859)     11,639    (432,512)
   Balance at end of year. . . . . . . . .  $3,563,774  $3,853,633  $3,736,994


Note H-MORTGAGE LOAN SERVICING
At December 31, 1996 and 1995, the Company was servicing approximately 1,600 and 1,500 mortgage loans for various investors with aggregate balances of approximately $92,228,000 and $74,586,000, respectively.

Originated mortgage servicing rights capitalized during 1996 totalled $427,000. At December 31, 1996, the Company had capitalized mortgage servicing rights of $816,000 which related to approximately $89 million of the aggregate $92 million in loans serviced. The mortgage servicing rights associated with the remaining $3 million in loans serviced are not subject to capitalization because the loans were originated and sold prior to the Company's adoption of SFAS No. 122 on January 1, 1996 (See Note A "Summary of Significant Accounting Policies"). At December 31, 1995 the Company had capitalized purchased mortgage servicing rights of $490,000.

In connection with these loans serviced for others, the Company held advances by borrowers for taxes and insurance in the amount of $1,294,000 at December 31, 1996 and $1,311,000 at December 31, 1995.

The fair value of the capitalized mortgage servicing rights approximated $1,042,000 at December 31, 1996. The fair value of the mortgage servicing rights not subject to capitalization due to the loans being originated or sold prior to the adoption of SFAS No. 122 approximated $42,000 at December 31, 1996. Based on management's estimate of the fair value of the designated strata, no impairment valuation allowance is necessary.

The Company amortizes the capitalized mortgage servicing rights in proportion to, and over the period of, the estimated net servicing income. The amortization for the years ending December 31, 1996 and 1995 was $101,000 and $80,000, respectively.


NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Note I-PREMISES AND EQUIPMENT
A summary of premises and equipment and accumulated depreciation and amortization follows:

December 31,                             1996             1995
Premises and Equipment
Buildings . . . . . . . . . . . .   $ 6,412,998       $ 6,664,298
 Equipment . . . . . . . . . . . .     5,753,211        4,681,706
 Leasehold improvements. . . . . .       830,397          743,464
                                      12,996,606       12,089,468
 Less accumulated depreciation
    and amortization . . . . . . .     6,106,753        5,779,089
                                       6,889,853        6,310,379
 Land. . . . . . . . . . . . . . .     2,841,027        2,636,905
                                     $ 9,730,880        8,947,284

Depreciation and amortization of premises and equipment charged to expense for the years ended December 31, 1996, 1995 and 1994 was $658,000, $604,000 and
$555,000 respectively.

At December 31, 1996 the Company and certain subsidiaries were obligated under various noncancellable operating leases for premises and equipment. The leases, expiring at various dates to 2005, generally provide options to renew and to purchase at fair value and require payment of taxes, insurance and maintenance costs. Total rental expense for all operating leases for the years ended December 31, 1996, 1995 and 1994 was $709,000, $643,000 and $477,000
respectively. Future minimum payments under operating leases were as follows at December 31, 1996:

           1997. . . . . . . . . . . . . . . . .     $  506,000
           1998. . . . . . . . . . . . . . . . .        348,000
           1999. . . . . . . . . . . . . . . . .        220,000
           2000. . . . . . . . . . . . . . . . .        170,000
           2001. . . . . . . . . . . . . . . . .        115,000
           After 2001. . . . . . . . . . . . . .        607,000
           Total minimum lease payments  . . . .     $1,966,000

Note J-DEPOSITS
At December 31, 1996, the scheduled maturity of time deposits for the years 1997 through 2001 and thereafter are as follows: $102,273,000, $26,045,000,
$14,765,000, $7,543,000 and $3,409,000, repectively.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Note K-NOTE PAYABLE, SHORT TERM AND LONG TERM BORROWINGS

Short Term Borrowings
 The following summarizes the short term borrowings at December 31:

                                                       1996           1995
 Securities sold under repurchase agreements . .  $  2,609,535    $ 2,355,000
 Treasury tax and loan notes . . . . . . . . . .     1,486,508        167,666
 Federal Home Loan Bank advances . . . . . . . .   100,000,000     25,000,000
   Total short term borrowings . . . . . . . . .  $104,096,043    $27,522,666

Securities sold under repurchase agreements are retained by the Company's custodian under written agreements that recognize the customer's interests in the securities. The subsidiary bank has an agreement with its Federal Reserve district bank to be an authorized treasury tax and loan depository. The subsidiary bank, Wheeling National Bank ("WNB") is a member of the Federal Home Loan Bank (the "FHLB") in the Pittsburgh district. The FHLB advances mature in 1997.

The advances payable to the FHLB of Pittsburgh are secured by the WNB's stock in the FHLB of Pittsburgh, qualifying residential mortgage loans and other mortgage-backed securities to the extent that the fair market value of such pledged collateral must be at least equal to the notes payable outstanding.

Interest expense on FHLB advances was $2,606,000, $1,233,000 and $120,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

The following table summarizes information regarding the Federal Home Loan Bank advances at December 31:

                                                    1996            1995
 Balance, end of year. . . . . . . . . . . . . . .$100,000,000    $25,000,000
 Weighted average interest rate, end of year . . .        5.50%          5.76%
 Average amount outstanding during the year. . . .  47,356,557     20,277,006
 Weighted average interest rate during the year. .        5.53%          6.08%
 Maximum amount outstanding at any month end . . . 100,000,000     25,000,000


Notes Payable and Other Long Term Borrowings
The following summarizes notes payable and other long term borrowings at December 31:

                                                 1996            1995
 Variable rate note, due December 1997 . . .  $ 900,000      $ 1,000,000
 Capitalized lease obligations . . . . . . .     37,681           47,124
                                              $ 937,681      $ 1,047,124

The variable rate term note had an interest rate of 8.31% and 7.76% at December 31, 1996 and 1995, respectively.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Note L-FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
In the normal course of business the Company enters into contractual commitments involving financial instruments with off-balance-sheet risk.
These financial instruments include commitments to extend credit, commercial letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, commercial letters of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance-sheet risk.
A summary of off-balance-sheet financial instruments at December 31, 1996 and 1995 is as follows:

       Financial instruments whose contract amounts represent credit risk:

                                                      Contract Amounts
                                                     1996          1995
            Commitments to extend credit. . .    $36,106,000   $30,721,000
            Standby letters of credit . . . .              -        96,000
            Commercial letters of credit. . .        736,000       778,000


Commitments to extend credit, approximately $626,000 at December 31, 1996 and $453,000 at December 31, 1995, of which are dealer floor plan lines, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments, except dealer floor plan lines, are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. A majority of the commitments extended by the Company have either variable interest rates or are revolving credit card commitments which have a fixed interest rate. An adverse movement in market interest rates is not deemed to be a significant risk on the outstanding commitments at December 31, 1996.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commercial letters of credit are issued by the Company specifically to facilitate trade or commerce. The credit risk involved in issuing letters of credit is essentially the same as that in extending loan facilities to customers.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Note M-FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Securities and Federal Funds Sold
The carrying amounts for federal funds sold approximate fair value as they mature in 90 days or less. The fair value of investment and mortgage-backed securities is based on quotations from an independent investment portfolio accounting service.

Loans
Fair values are estimates for portfolios of loans with similar financial characteristics. Loans are segregated by type and include commercial, real estate mortgage and installment loans. Each loan category is further segmented into fixed and adjustable rate terms, for purposes of estimating their fair value.

The carrying values approximate fair value for variable rate loans which reprice frequently, provided there has been no change in credit quality since origination. Book value also approximates fair value for loans with a relatively short term to maturity, provided there is little or no risk of default before maturity and the disparity between the current rate and market rate is small. Any mark-to-market adjustment for these short-term loans would be insignificant. This estimation methodology is applied to the Company's demand loans, lines of credit and credit card portfolios.

The fair value of all other performing loans is calculated by discounting scheduled cash flows through the estimated maturity using the rates currently offered for loans of similar remaining maturities. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value reflects market prepayment estimates.

The fair value of nonperforming loans is calculated by discounting carrying values adjusted for specific reserve allocations through anticipated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

The installment loan portfolio includes credit card loans. The fair value estimate of credit card loans is based on the value of existing loans at December 31, 1996 and 1995. This estimate does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

Deposits and Other Liabilities
Under SFAS No. 107, the fair value of deposits with no stated maturity, such as demand and savings accounts, is equal to the amount payable on demand as of December 31, 1996 and 1995. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Borrowings
The Company's short-term and long-term borrowings are variable rate, thus fair values are based on carrying amounts since these borrowings reprice frequently as market rates change.

Off-Balance-Sheet Financial Instruments
The Company's off-balance-sheet financial instruments are comprised of commitments to extend credit, 66% of which are lines of credit and credit cards. These commitments to extend credit generally are not sold or traded and estimated fair values are not readily available. The fair value of commitments to extend credit can be estimated by discounting the remaining contractual fees over the term of the commitment using the fees currently charged to enter into similar agreements. Considering the current economic environment and the creditworthiness of the counterparties in the portfolio, the Company believes that such a calculation would not indicate a material calculated fair value.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market data and information about each financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets include property,
plant and equipment.   The following table represents carrying values and
estimated fair values of the Company's financial instruments as of December
31, 1996 and 1995:
                                    1996                      1995
                            Carrying    Estimated    Carrying        Estimated
                             Value      Fair Value     Value         Fair Value
FINANCIAL ASSETS
 Federal Funds Sold . . .$ 17,870,000  $ 17,870,000  $ 11,469,000  $ 11,469,000
 Investment Securities
  available for sale. . . 143,474,000   143,474,000    68,015,000    68,015,000
 Loans Receivable,
   net of allowance . . . 267,886,000   267,710,000   246,517,000   248,525,000

FINANCIAL LIABILITIES
 Fixed Maturity Deposits (1)
  Time Deposits. . . .  . 153,675,000   153,530,000   134,608,000   135,643,000

  Short-term Borrowings. .104,096,000   104,096,000    27,523,000    27,523,000
  Long-term Borrowings . . .  938,000       938,000     1,047,000     1,047,000

    (1) SFAS No. 107 defines the estimated fair value of deposits with no stated maturity, which includes demand deposits, money market and other savings accounts, to be equal to the amount payable on demand. Therefore, the balances of the Company's $166.1 million and $158.1 million of such deposits at December 31, 1996 and 1995, respectively, are not included in this table.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Note N-STOCKHOLDERS' EQUITY
The Company has authorized 200,000 shares of $100 par value preferred stock issuable in series. No shares of preferred stock were issued or outstanding at December 31, 1996 and 1995.

On December 31, 1994, the Company issued 58,225 shares of common stock through a stockholder rights offering with net proceeds to the Company of $839,000.

Note O-DIVIDEND RESTRICTIONS
Dividends declared by the Company may be substantially provided from subsidiary bank dividends. The payment of dividends by bank subsidiaries is subject to various restrictions imposed under banking regulations. For national banks, surplus in an amount equal to capital stock is not available for dividends and prior approval of the Comptroller of the Currency is required if total dividends declared exceed the total (defined) net profits from the beginning of the current year to the date of declaration, combined with the retained net profits of the preceding two years.

Note P-INCOME TAXES
Total income tax provision (benefit) for the three years ended December 31, 1996 was allocated as follows:
                                             1996        1995         1994
  Income from operations. . . . . .       $2,102,367  $1,757,823    $  881,651
  Shareholders' equity for
   the tax effect of net unrealized
   gain (loss) on securities
   available for sale . . . . . . .           80,090     (38,349)            -
                                          $2,182,457  $1,719,474    $  881,651

The composition of the provision for income taxes from operations for the three years ended December 31, 1996 follows:

                                            1996         1995           1994
Federal Income Taxes
     Current . . . . . . . . . . . .      $1,777,004  $1,216,425    $1,023,837
     Deferred. . . . . . . . . .              67,382     301,680      (302,380)
     Provision for federal income taxes. . 1,844,386   1,518,105       721,457
State. . . . . . . . . . . . . . .           257,981     239,718       160,194
     Provision for income taxes           $2,102,367  $1,757,823    $  881,651

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

The following is a reconciliation of federal income tax expense to the amount computed at the statutory rate:

                                             1996        1995          1994
Pre-tax income at statutory rate . . . .  $1,961,237  $1,635,397    $  876,510
Increase (decrease) resulting from:
  Tax exempt income. . . . . . . . . . .     (38,784)    (45,476)      (51,385)
  Dividends received deduction . . . . .     (30,940)    (30,940)      (30,940)
  Amortization of goodwill and
      other intangibles. . . . . . . . .      40,586      40,627        41,161
  State tax provision  (net of
      federal tax benefit) . . . . . . .     (87,713)    (81,503)      (54,466)
  Other. . . . . . . . . . . . . . . . .           -           -       (59,423)
  Provision for federal income taxes . .  $1,844,386   $ 721,457     $ 721,457

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 1996, 1995 and 1994 consist of the following:
                                             1996        1995          1994
Deferred tax assets:
 Loan loss reserves. . . . . . . . . .    $ 764,711   $ 772,573     $  822,621
 Equity securities . . . . . . . . . .      236,980     236,980        217,090
 Investment securities . . . . . . . .            -      38,349              -
 Pension plan. . . . . . . . . . . . .      239,369     242,799        207,599
 Cash basis accounting . . . . . . . .            -           -         55,157
 Real estate owned . . . . . . . . . .        7,818       6,967         83,842
 Other . . . . . . . . . . . . . . . .       40,914           -              -
                                          1,289,792   1,297,668      1,386,309
Deferred tax liabilities:
 Fixed assets. . . . . . . . . . . . .      201,467     169,040        174,513
 Cash basis accounting . . . . . . . .       99,623     125,640              -
 Mortgage servicing rights . . . . . .      134,644           -              -
 Investment securities . . . . . . . .       41,741           -              -
 Other . . . . . . . . . . . . . . . .            -      43,199          8,566
                                            477,475     337,879        183,079
Net deferred tax asset before
  valuation allowance. . . . . . . . .      812,317     959,789      1,023,230
Valuation allowance. . . . . . . . . .      236,980     236,980        217,090
Net deferred tax asset . . . . . . . .    $ 575,337   $ 722,809     $  986,140

The deferred tax assets recorded under SFAS No. 109 are expected to be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income. The valuation allowance increased in 1995 by $19,890 as a result of the decrease in equity securities market value. In 1994, the valuation allowance decreased by $88,400 as a result of the increase in equity securities market value. Since no net deferred tax benefit was recorded on the initial writedown of the asset, due to its capital nature, no tax expense or benefit was recorded in 1995 or 1994 on its recovery.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Note Q-OTHER EXPENSES
Amounts included in other expenses are as follows for the years ended December 31, 1996, 1995 and 1994:
                                       1996         1995         1994
       Advertising . . . . . .      $  398,101  $  245,096   $  186,913
       Credit card expenses. .         320,868     315,340      281,433
       Data processing . . . .         362,593     389,533      246,397
       FDIC assessment . . . .         428,724     429,066      615,326
       Other real estate                     -       4,497      387,797
       Postage . . . . . . . .         340,696     312,186      261,615
       Professional fees . . .         588,320     640,832      556,158
       Stationery and supplies         519,435     380,237      309,588
       Taxes other than on income      405,673     356,259      266,140
       Telephone . . . . . . .         251,569     272,546      225,583
       Other (each less than
            1% of income). . .       1,246,755   1,310,578    1,070,210
                                    $4,862,734  $4,656,170   $4,407,160

Note R-PENSION PLAN AND PROFIT SHARING 401(K) SAVINGS PLAN
Effective January 1, 1989, the Company established the American Bancorporation Pension Plan (the "Plan"). This non-contributory defined benefit plan covers all eligible employees of the Company and its banking and non-banking subsidiaries. Benefits are based on employees' years of service and compensation. The following table sets forth the Plan's funded status as of December 31, 1996 and 1995:
                                               1996             1995
Actuarial present value of accumulated
   benefits obligation:
     Vested. . . . . . . . . . . . . . . .   $1,051,701      $1,476,327
     Non-vested. . . . . . . . . . . . . .            -               -
                                             $1,051,701      $1,476,327

Plan assets at fair value;
 primarily marketable securities . . . . .   $  802,224      $1,078,502
Projected benefit obligation . . . . . . .    1,051,701       1,476,327
Projected benefit obligation in
 excess of plan assets . . . . . . . . . .     (249,477)       (397,825)
Unrecognized net transition asset. . . . .            -               -
Prior service cost not yet recognized
 in net periodic pension cost . . . .  . .            -               -
Unrecognized net loss. . . . . . . . . . .            -               -
    Accrued pension costs. . . . . . . . .   $ (249,477)     $ (397,825)

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Net pension costs, for the three years ended December 31, 1996, included the following components:

                                          1996        1995        1994
Service cost - benefits earned
  during the period . .                $      -    $      -     $      -
Interest cost on projected
  benefit obligation.                    65,620      66,253       65,832
Actual return on plan assets . . . .    (44,141)    (41,162)         821
Net amortization and deferral. . . .    (47,068)    (39,854)     (83,867)
Net periodic pension benefit . . . .   $(25,609)   $(14,763)    $(17,214)

The discount rate used in determining the projected benefit obligation in 1996, 1995 and 1994 was 7.25%, 6.25% and 5.75%, respectively. The expected long-term rate of return on plan assets for each of the years ending in 1996, 1995 and 1994 was 7.00%.

In 1993, due to the continuation of a claim discussed below, the Company notified the Plan participants that the planned termination of the Plan was rescinded; however, an amendment to freeze all benefit accruals and fully vest all participants in the benefits accrued to them as of December 31, 1992 remains in effect at December 31, 1996 due to an additional claim made against the Plan during 1996.

A claim was made against the Plan during 1992 by a former employee (the "Claimant"), alleging additional benefits due him under the Plan and litigation between the parties ensued. Prior to the Court's final ruling, all parties agreed as to the method of computing the benefit due the claimant.
The Court found that the computation was made pursuant to the pertinent Plan provisions and approved a joint motion by the parties to dismiss the action. As a result, the Plan Administrator disbursed $141,135 to the Claimant during 1995 to settle the claim and approximately $215,000 in 1996 to other affected Plan participants as determined based on the application of the Court's final ruling. No amount of the disbursements were recognized in the 1996 or 1995 statement of operations as the Company recorded a reserve of $500,000 in 1994 to recognize the liability for additional benefits due to Plan participants as determined based on the application of the Court's decision regarding the method of computing benefits to affected Plan participants. Management believes appropriate liabilities have been established to recognize the application of the Court's decision and expects to incur no further expense for this situation.

An additional claim was made against the Plan during 1996 by former employees alleging further additional benefits due them under the Plan. The Administrator of the Plan has denied the claim and believes it has meritorious defenses to this claim and intends to oppose it vigorously. As the former employees have certain rights to appeal the denial of the claim, it is not possible to predict the resolution of the claim. The Company does not expect any additional provision need be made in the consolidated financial statements for this matter.

The Company sponsors a profit sharing 401(k) savings plan to which eligible employees are permitted to contribute up to fifteen percent of their salary to the plan each year. The plan provides for matching contributions of the Company equal to 50% of employee contributions up to the first 6% of

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

compensation. The Company may, at its discretion, make profit sharing contributions to the plan. Plan participants are fully and immediately vested in Company matching contributions and fully vested in Company profit sharing contributions after 5 years of service. Company matching contributions for . the years ended December 31, 1996, 1995 and 1994 amounted to $68,000, $67,000 and $49,000, respectively.

Note S - REGULATORY CAPITAL REQUIREMENTS
The Company and WNB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the entities must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The entities capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Tier I and Total capital are expressed as a percentage of risk-adjusted assets which include various credit risk-weighted percentages of on-balance sheet exposures. The Leverage capital ratio evaluates capital adequacy on the basis of the ratio of Tier I capital to quarterly average total assets as reported on the Company's regulatory financial statements, net of the loan loss reserve, goodwill and certain other intangibles. To be categorized well-capitalized, the Company's banking subsidiary must maintain minimum Tier I, Total and Leverage capital ratios of 6%, 10% and 5%, respectively. At December 31, 1996, the Company and its subsidiary bank, WNB, exceeded the regulatory minimums and met the regulatory definition of well capitalized.

The following table summarizes the Company's and WNB's actual consolidated capital amounts and ratios as of December 31, 1996 and 1995.

                                                               Company                    WNB
                                            Well-                         December 31,
                                Minimum   Capitalized      1996         1995       1996       1995
Tier I Capital                                           $ 27,872    $ 26,059    $ 26,885  $ 24,840
Total Qualifying Capital                                 $ 31,190    $ 28,866    $ 30,188  $ 27,639
Risk-Adjusted Assets                                     $265,159    $223,552    $263,986  $222,877
  Capital Basis
  Ratios
   Tier I Capital Ratio          4.00%       6.00%          10.51%      11.66%      10.18%    11.15%
   Total Capital Ratio           8.00       10.00           11.76       12.91       11.44     12.40
   Leverage Capital Ratio        3.00        5.00            6.49        7.47        6.32      7.22

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

Note T-PARENT COMPANY CONDENSED FINANCIAL INFORMATION

AMERICAN BANCORPORATION (Parent Company Only)
BALANCE SHEET
December 31, 1996 and 1995                   1996               1995
ASSETS
 Cash and short-term investments . .     $ 1,275,791        $ 1,528,487
 Due from subsidiaries . . . . . . .          70,795             56,428
  Investment in subsidiaries
  Banking. . . . . . . . . . . . . .      29,405,758         26,732,262
  Non-banking. . . . . . . . . . . .       1,207,863          1,191,487
                                          30,613,621         27,923,749
 Premises and equipment - net. . . .          17,205             19,483
 Other assets. . . . . . . . . . . .         180,220            152,855
   Total Assets. . . . . . . . . . .     $32,157,632        $29,681,002
 LIABILITIES
  Due to subsidiaries. . . . . . . .     $   392,689        $   339,251
  Other liabilities. . . . . . . . .         442,249            329,329
  Notes payable  . . . . . . . . . .         900,000          1,000,000
    Total Liabilities. . . . . . . .       1,734,938          1,668,580
 STOCKHOLDERS' EQUITY. . . . . . . .      30,422,694         28,012,422
   Total Liabilities and
       Stockholders' Equity. . . . .     $32,157,632        $29,681,002


STATEMENT OF OPERATIONS (Parent Company)
Years ended December 31, 1996, 1995 and 1994
                                  1996                1995               1994
INCOME
 Dividends from banking subsidiaries. . . . $1,250,000  $2,000,000   $        -
 Dividends from non-banking subsidiaries. .    100,000           -            -
 Reimbursement from subsidiaries . . .  .      324,000     357,984      354,000
 Interest income . . . . . . . . . . . . .      45,464      25,028       40,481
 Other income  . . . . . . . . . . . . . .         814         443          326
   Total income. . . . . . . . . . . . . .   1,720,278   2,383,455      394,807
EXPENSE
Interest expense . . . . . . . . . . . . .      82,386      96,363       13,059
Other expenses . . . . . . . . . . . . . .     690,164     589,176      682,508
   Total expense . . . . . . . . . . . . .     772,550     685,539      695,567
                                               947,728   1,697,916     (300,760)
 Credit for income taxes . . . . . . . . .    (135,797)    (86,863)     (81,443)
                                             1,083,525   1,784,779     (219,317)
  Equity in undistributed net income
        of subsidiaries. . . . . . . . . .   2,582,453   1,267,388    1,915,636
NET INCOME . . . . . . . . . . . . . . . .  $3,665,978  $3,052,167   $1,696,319

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1996, 1995 and 1994

STATEMENT OF CASH FLOWS (Parent Company)
Years ended December 31, 1996, 1995 and 1994
                                                1996         1995        1994
Operating Activities:
 Net income. . . . . . . . . . . . . . .$ 3,665,978  $ 3,052,167   $ 1,696,319
 Adjustments to reconcile net income
 to net cash from operating activities:
  Depreciation and amortization. . . . .     51,455       51,803        52,305
  Equity in undistributed net income
   of subsidiaries . . . . . . . . . . . (2,582,453)  (1,267,388)   (1,915,636)
  Net (increase) decrease in
   due from subsidiaries . . . . . . . .    (14,367)      50,827       (69,219)
  Net change in other assets and
   other liabilities.. . . . . . . . . .     60,753      106,762        24,874
        Net cash provided (used) by
          operating activities . . . . .  1,181,366    1,994,171      (211,357)
Investing Activities:
  Purchase of premises and equipment. .      (3,949)     (10,439)       (4,266)
  Net change in investment. . . . . . .
    in subsidiaries . . . . . . . . . .           -      432,000     (2,570,000)
        Net cash provided (used) by
          investing activities. . . . .      (3,949)     421,561     (2,574,266)
Financing Activities:
  Cash dividends paid . . . . . . . . .  (1,330,113)    (978,023)     (753,306)
  Proceeds from stockholder
    rights offering  . . . . . . . . .            -            -       839,236
  Net increase (decrease) in
    notes payable . . .  . . . . . . .     (100,000)  (1,000,000)    2,000,000
        Net cash provided by (applied
          to) financing activities. . .  (1,430,113)  (1,978,023)    2,085,930
Net increase (decrease) in Cash
  and Cash Equivalents . . . . . . . . .   (252,696)     437,709      (699,693)

Cash and Cash Equivalents
  Beginning Balance. . . . . . . . . . .  1,528,487    1,090,778     1,790,471
Cash and Cash Equivalents
  Ending Balance . . . . . . . . . . .  $ 1,275,791  $ 1,528,487   $ 1,090,778

Cash paid during the year for:
   Interest. . . . . . . . . . . . . .  $    82,386  $    96,363   $    13,059

The Parent Company paid no income taxes during 1996, 1995 or 1994.


NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994

Note U-SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarters Ended                        (In thousands, except per share)
                                 Mar 31  June 30  Sept 30   Dec 31     Year
1996
Interest income. . . . . . . . .$ 6,875  $ 7,104  $ 7,890  $ 8,016   $ 29,885
Interest expense . . . . . . . .  3,018    3,256    3,694    3,834     13,802
 Net interest income . . . . . .  3,857    3,848    4,196    4,182     16,083
Provision for loan losses. .          -        -        -        -          -
 Net interest income after
  provision for loan losses. . .  3,857    3,848    4,196    4,182     16,083
Other operating income . . . . .    499      639      683      571      2,392
Other operating expense. . . . .  2,982    3,085    3,394    3,246     12,707
 Income before income taxes. . .  1,374    1,402    1,485    1,507      5,768
  Provision for income taxes . .    503      511      552      536      2,102
   Net income. . . . . . . . . .$   871  $   891  $   933  $   971   $  3,666

Per common share
    Net income . . . . . . . . .$  0.55  $  0.57  $  0.60  $  0.62   $   2.34


1995
Interest income. . . . . . . . .$ 6,425  $ 6,679  $ 6,660  $ 6,732   $ 26,496
Interest expense . . . . . . . .  2,621    2,801    2,855    2,894     11,171
 Net interest income . . . . . .  3,804    3,878    3,805    3,838     15,325
Provision for loan losses. . .       45       45       15        -        105
 Net interest income after
  provision for loan losses. . .  3,759    3,833    3,790    3,838     15,220
Other operating income . . . . .    381      420      441      438      1,680
Other operating expense. . . . .  3,082    3,052    2,925    3,031     12,090
 Income before income taxes. . .  1,058    1,201    1,306    1,245      4,810
  Provision for income taxes . .    388      439      478      453      1,758
   Net income. . . . . . . . . .$   670  $   762  $   828  $   792   $  3,052

Per common share
    Net income . . . . . . . . .$  0.43  $  0.49  $  0.53  $  0.50   $   1.95


KPMG Peat Marwick LLP

   One Mellon Bank Center    Telephone 412 391 9710       Telefax 412 391 8963
   Pittsburgh, PA 15219      Telex 7106642199 PMM & CO PGH


                            Independent Auditors' Report

To the Board of Directors and Shareholders of American Bancorporation:

We have audited the accompanying consolidated balance sheets of American Bancorporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Bancorporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights", effective January 1, 1996 and Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.



/s/ KPMG PEAT MARWICK LLP
Pittsburgh, Pennsylvania
March 18, 1997

              Member Firm of
              Klynveld Peat Marwick Goerdeler


American Bancorporation and Subsidiaries
Five Year Selected Financial Data
($ in thousands, except per share data)

Consolidated Statement of Operations

For the years ended                  1996     1995     1994      1993    1992
Interest income
 Interest and fees on loans. . . . $ 22,500 $ 21,929 $ 14,902 $ 14,590 $ 16,903
 Interest on securities. . . . . .    6,967    4,197    4,721    5,513    6,034
 Interest on other short-term
   investments. . . . . . . . . . .     418      370      512      467      578
                                     29,885   26,496   20,135   20,570   23,515
Interest expense
 Interest on deposits and
   borrowed funds. . . . . . . . . . 13,802   11,171    7,189    8,009   11,370
     Net interest income . . . . . . 16,083   15,325   12,946   12,561   12,145
Provision for loan losses. . . . . .      -      105      215      844    3,159
     Net interest income
      after provision for
      loan losses. . . . . . . . . . 16,083   15,220   12,731    11,717   8,986
Service charges and other income . .  2,392    1,680    1,062     1,449   1,124
Other expenses
 Salaries and employee benefits. . .  5,590    5,319    4,933     4,428   4,368
 Other operating expenses. . . . . .  7,117    6,771    6,282     5,969   6,452
                                     12,707   12,090   11,215    10,397  10,820
Income (loss) before income taxes. .  5,768    4,810    2,578     2,769    (710)
 Provision (credit) for income taxes  2,102    1,758      882       999    (269)
     Net income (loss) . . . . . . $  3,666 $  3,052 $  1,696 $   1,770 $  (441)
Per common share*:
     Net income (loss) . . . . . . $   2.34 $   1.95 $   1.13 $    1.18 $ (0.29)
     Dividends . . . . . . . . . . $   0.90 $   0.70 $   0.50 $    0.50 $  0.50
Average common shares
    outstanding (000's). . . . . .    1,565    1,565    1,507     1,507   1,507
Consolidated Balance Sheet Data
Balance at year end
 Total Assets. . . . . . . . . . . $461,632 $353,995 $338,116 $276,390 $288,962
 Earning Assets. . . . . . . . . .  432,793  330,136  314,463  256,967  266,748
 Loans, net of unearned income . .  271,450  250,372  228,866  150,523  158,978
 Deposits. . . . . . . . . . . . .  319,811  292,665  292,341  248,040  261,001
 Notes payable and other
   long-term debt. . . . . . . . .      938    1,047    2,000        -        -
 Stockholders' equity. . . . . . .   30,423   28,012   26,193   24,158   23,141
Average Balances for years ended
 Total Assets. . . . . . . . . . .  400,866  348,655  284,845  278,669  293,383
 Earning Assets. . . . . . . . . .  373,874  323,750  263,178  257,455  270,008
 Loans, net of unearned income . .  254,397  243,043  164,405  153,277  165,024
 Deposits. . . . . . . . . . . . .  310,746  293,415  252,916  250,504  262,957
 Long-term debt. . . . . . . . . .    1,033    1,091      167        -      800
 Stockholders' equity. . . . . . .   29,045   27,248   25,188   23,778   24,127
Consolidated Financial Ratios (as a Percent)
 Net income to average assets. . .     0.91%    0.88%    0.60%    0.64%     N/A
 Net income to average equity. . .    12.62    11.20     6.73     7.44      N/A
 Dividends to net income . . . . .    38.42    35.89    44.84    42.57      N/A
 Average equity to average assets.     7.25     7.82     8.84     8.53     8.22%
 Average debt to average equity. .     3.56     4.00     0.66     0.00     3.32

*(Per share data has been retroactively restated for a two for one stock split which became effective March 16, 1994.)

Average Balances, Income and Expense, Yields and Rates

($ in thousands)                    1996                      1995                      1994
                          Average  Revenue/ Yield/  Average  Revenue/ Yield/  Average  Revenue/ Yield/
                          Balance  Expense   Rate   Balance  Expense   Rate   Balance  Expense   Rate
INTEREST EARNING ASSETS
 Loans
  Commercial . . . . . .  $ 73,366 $ 6,723  9.16%   $ 59,497 $ 5,839  9.81%   $ 48,161 $ 4,052  8.41%
  Real estate. . . . . .   128,361  10,533  8.21     127,107  10,457  8.23      64,114   5,416  8.45
  Installment-net. . . .    52,670   4,734  8.99      56,439   5,215  9.24      52,130   4,880  9.36
  Fees . . . . . . . . .         -     510     -           -     418     -           -     554     -
   Total loans . . . . .   254,397  22,500  8.84     243,043  21,929  9.02     164,405  14,902   9.06
Investment securities
  Taxable. . . . . . . .   111,530   6,839  6.13      73,644   4,052  5.50      85,509   4,558   5.33
  Tax-exempt . . . . . .     1,903     128  6.72       1,979     145  7.29       2,246     163   7.26
   Total investment
     securities. . . . .   113,433   6,967  6.14      75,623   4,197  5.55      87,755   4,721   5.38
Other short-term
      investments. . . .     6,044     418  6.91       5,084     370  7.28      11,018     512   4.64
   Total earning assets.   373,874  29,885  7.99     323,750  26,496  8.18     263,178  20,135   7.65
Non-interest Earning Assets
 Cash and due from banks.   10,592                    10,823                    11,024
 Premises and
   equipment - net. . . .    9,091                     8,752                     7,992
Other assets. . . . . . .    7,309                     5,330                     2,651
                            26,992                    24,905                    21,667
     TOTAL ASSETS . . . . $400,866                  $348,655                  $284,845
INTEREST BEARING LIABILITIES
 Deposits
  NOW, Savings and MMDA . $129,408 $ 3,414  2.64%   $130,741 $ 3,491  2.67%   $127,626 $ 3,277   2.57%
  Time. . . . . . . . . .  148,545   7,517  5.06     130,742   6,307  4.82      96,392   3,753   3.89
    Total deposits. . . .  277,953  10,931  3.93     261,483   9,798  3.75     224,018   7,030   3.14
  Short-term borrowings .   54,644   2,782  5.09      21,736   1,275  5.87       3,942     146   3.69
 Notes payable and
    other long-term debt.    1,033      89  8.59       1,091      98  8.97         167      13   7.84
   Total interest
    bearing liabilities .  333,630  13,802  4.14     284,310  11,171  3.93     228,127   7,189   3.15
Non-interest bearing
   Demand non-interest
     bearing. . . . . . .   32,793                    31,932                    28,898
   Other liabilities. . .    5,398                     5,165                     2,632
                            38,191                    37,097                    31,530
 Stockholders' Equity . .   29,045                    27,248                    25,188
  TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY . $400,866                  $348,655                  $284,845
     Net interest income           $16,083                   $15,325                   $12,946

     Interest rate spread                   3.85%                     4.25%                      4.50%

MARGIN ANALYSIS
 (as a % of Earning Assets)
 Interest income . . . . .                  7.99%                     8.18%                      7.65%
 Interest expense. . . . .                  3.69                      3.45                       2.73
 Net interest income . . .                  4.30%                     4.73%                      4.92%

Averages stated are month end average balances. Installment loans are stated net of unearned income. Average loans include nonaccrual loans. Yields do not reflect tax equivalent adjustments.

MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
December 31, 1996, 1995 and 1994

Introduction
The discussion and analysis, when read in conjunction with the consolidated financial statements and accompanying notes, is designed to provide information relevant to an assessment of financial performance and management's perception of significant events.

Summary
American Bancorporation recognized net income of $3,666,000 ($2.34 per share) in 1996, compared to net income of $3,052,000 ($1.95 per share) in 1995.

The increase was the result of increases in net interest income and other income and a decrease in the provision for loan losses, which were partially offset by an increase in other expenses.

At year end, the Company's assets totalled $461,632,000. Deposits totalled $319,811,000 at year end. Stockholders equity aggregated $30,423,000.

On February 9, 1996, the Company acquired certain assets and assumed certain liabilities of Bank One, Wheeling-Steubenville, N.A. On December 8, 1994 the Company acquired certain assets and assumed certain liabilities of Buckeye Savings Bank, a wholly owned subsidiary of Crown Bank, F.S.B., headquartered in Casselberry, Florida. (See Note B "Branch Acquisition").

MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1996, 1995 and 1994

                              RESULTS OF OPERATIONS

The discussion and analysis of the results of operations is focused on the three years ended December 31, 1996 and uses a format of consecutive year comparisons. Volume and rate variances contributing to change in net interest income are analyzed using adjusted month end average balances. Tax equivalency is not imputed in the calculation of yields.

($ in thousands)
Years ended December 31                                                 Change
                                1996     1995     1994      1996 - 1995        1995 - 1994

                                                         Amount     %       Amount    %
Interest income              $ 29,885 $ 26,496 $ 20,135  $ 3,389    12.79%  $ 6,361   31.59%
Interest expense               13,802   11,171    7,189    2,631    23.55     3,982   55.39
 Net interest income           16,083   15,325   12,946      758     4.95     2,379   18.38
Provision for loan losses           -      105      215     (105) (100.00)    (110) (51.16)
 Net interest income after
  provision for loan losses    16,083   15,220   12,731      863     5.67     2,489   19.55
Other operating income          2,392    1,680    1,062      712    42.38       618   58.24
Other operating expense        12,707   12,090   11,215      617     5.10       875    7.81
 Income before income taxes  $  5,768 $  4,810 $  2,578  $   958    19.92%  $ 2,232   86.58%
Average Volume
 Earning Assets              $373,874 $323,750 $263,178  $50,124    15.48%  $60,572   23.02%
 Interest Bearing Liabilities 333,630  284,310  228,127   49,320    17.35    56,183   24.63

Yield/Rate
 Earning Assets                  7.99%    8.18%    7.65%
 Interest Bearing Liabilities    4.14     3.93     3.15
 Spread                          3.85     4.25     4.50
 Net Interest Margins            4.30     4.73     4.92


MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1996, 1995 and 1994

VOLUME AND RATE VARIANCES
                                 1996 - 1995                 1995 - 1994
                       Increase/ (decrease) due to  Increase/ (decrease) due to
($ in thousands)           Volume   Rate     Net       Volume   Rate   Net
Interest Income
 Loans                      $1,010  $(439)  $  571     $7,096  $   (69)  $7,027
 Investment securities
  Taxable                    2,280    507    2,787       (649)     143     (506)
  Tax-exempt                    (6)   (11)     (17)       (19)       1      (18)
 Other short-term
  investments                   67    (19)      48       (352)     210     (142)
   Total interest income     3,351     38    3,389      6,076      285    6,361

Interest Expense
  NOW, Savings and MMDA        (36)   (41)     (77)        81      133      214
  Time                         890    320    1,210      1,529    1,024    2,553
  Short-term borrowings      1,696   (189)   1,507        999      131    1,130
  Long-term debt                (5)     2       85         83        2       85
   Total interest expense    2,545     86    2,631      2,692    1,290    3,982

Net Interest Income         $  806  $ (48)  $  758     $3,384  $(1,005)  $2,379

The rate-volume variance has been allocated in proportion to the absolute value attributed to each change.

                             Year ended December 31, 1996
                     Compared to Year Ended December 31, 1995

Net Income. Net income for the year ended December 31, 1996 amounted to $3,666,000, compared to net income of $3,052,000 for the year ended December 31, 1995. The increase was the result of increases in net interest income and other income and a decrease in the provision for loan losses which were partially offset by an increase in other expenses.

Net Interest Income. Net interest income before provision for loan losses for the year ended December 31, 1996 amounted to $16,083,000, an increase of $758,000 or 4.9%, as compared to the year ended December 31, 1995. The increase resulted primarily from a $50,124,000 or 15.5% increase in average interest earning assets, which was partially offset by a 43 basis point decrease in the Company's margin.

Interest Income. Total interest income for the year ended December 31, 1996 amounted to $29,885,000, an increase of $3,389,000 or 12.8% as compared to the year ended December 31, 1995. The increase resulted primarily from a $50,124,000 increase in the average volume of earning assets which was partially offset by a 19 basis point decrease in the average yield on earning assets. Average loans outstanding increased $11,354,000 or 4.7% with average commercial loans increasing $13,869,000 or 23.3% and average real estate loans increased $1,254,000 or 9.9% while average consumer installment loans decreased $3,769,000 or 6.7%. The average yield on loans decreased from 9.02% in 1995 to 8.84% in 1996. Average investment securities and other short-term investments outstanding increased $38,770,000 or 48.0% and the average yield increased from 5.66% in 1995 to 6.18% in 1996.

Interest Expense. Total interest expense for the year ended December 31, 1996 amounted to $13,802,000, an increase of $2,631,000 or 23.6%, as compared to the year ended December 31, 1995. The increase resulted primarily from a $49,320,000 or 17.3% increase in the average volume of interest bearing liabilities and a 21 basis point increase in interest rates paid on such liabilities. Average NOW, money market and savings accounts decreased $1,333,000 or 1.0%. Average time deposits increased $17,803,000 or 13.6%. Average non-interest bearing accounts increased $861,000 or 2.7% and represented 10.6% of average total deposits for the year ended December 31, 1996. Average borrowings increased $32,850,000 or 143.9% while the average rate paid on borrowings decreased from 6.02% in 1995 to 5.16% in 1996.

Provision for Loan Losses. There was no loan loss provision for the year ended December 31, 1996. Net loans charged-off were $290,000 in 1996, compared to net loans recovered of $12,000 in 1995.

Other Income. Other income for the year ended December 31, 1996 amounted to $2,392,000, an increase of $712,000 or 42.4%, as compared to the year ended December 31, 1995. Net gains on sale of loans increased $418,000 or 448.9%, primarily as a result of the implementation of SFAS No. 122 in 1996. Net losses on sale of investment securities totalled $1,000 in 1996 compared to net gains on sale of investment securities totalling $3,000 in 1995. Other (miscellaneous) income increased by $181,000 or 24.8%.

Other Expense. Total other expense for the year ended December 31, 1996 amounted to $12,707,000, an increase of $616,000 or 5.1%, as compared to the year ended December 31, 1995. Salaries and employee benefits increased $271,000, or 5.1%. Occupancy and equipment expense increased $139,000 or 6.6%. Other (miscellaneous) expenses increased $206,000 or 4.4%, including a one-time charge of $245,000 as a result of Federal legislation enacted to recapitalize the Savings Association Insurance Fund. The one-time assessment applied to approximately $46 million in thrift deposits the Company acquired in recent years.

Provision for Income Taxes. The provision for income taxes for the year ended December 31, 1996 was $2,102,000, compared to $1,758,000 for the year ended 1995. The increase was due to the increase in the Company's pre-tax income.

MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1996, 1995 and 1994

                        Year ended December 31, 1995
                  Compared to Year Ended December 31, 1994

Net Income. Net income for the year ended December 31, 1995 amounted to $3,052,000, compared to net income of $1,696,000 for the year ended December 31, 1994. The increase was the result of increases in net interest income and other income and a decrease in the provision for loan losses which were partially offset by an increase in other expenses.

Net Interest Income. Net interest income before provision for loan losses for the year ended December 31, 1995 amounted to $15,325,000, an increase of $2,379,000 or 18.4%, as compared to the year ended December 31, 1994. The increase resulted primarily from a $60,572,000 or 23.0% increase in average interest earning assets, which was partially offset by a 19 basis point decrease in the Company's margin. The increase in average interest earning assets was primarily the result of assets acquired from Buckeye.

Interest Income. Total interest income for the year ended December 31, 1995 amounted to $26,496,000, an increase of $6,361,000 or 31.6% as compared to the year ended December 31, 1994. The increase resulted primarily from a $60,572,000 increase in the average volume of earning assets and a 53 basis point increase in the average yield on earning assets. Average loans outstanding increased $78,638,000 or 47.8% with average real estate loans increasing $62,993,000 or 98.3%, average commercial loans increasing $11,336,000 or 23.5% and average consumer installment loans increased $4,309,000 or 8.3%. The average yield on loans decreased from 9.06% in 1994 to 9.02% in 1995. Average investment securities and other short-term investments outstanding decreased $18,066,000 or 18.3% while the average yield increased from 5.30% in 1994 to 5.66% in 1995.

Interest Expense. Total interest expense for the year ended December 31, 1995 amounted to $11,171,000, an increase of $3,982,000 or 55.4%, as compared to the year ended December 31, 1994. The increase resulted primarily from a $56,183,000 or 24.6% increase in the average volume of interest bearing liabilities and a 78 basis point increase in interest rates paid on such liabilities. The increase in average interest bearing liabilities was primarily the result of liabilities acquired from Buckeye. Average NOW, money market and savings accounts increased $3,116,000 or 2.4%. Average time deposits increased $34,350,000 or 35.6%. Average non-interest bearing accounts increased $3,034,000 or 10.5% and represented 10.9% of average total deposits for the year ended December 31, 1995.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1995 was $105,000, compared to $215,000 for the year ended December 31, 1994. Net loans recovered were $12,000 in 1995, compared to net loans charged-off of $433,000 in 1994.

Other Income. Other income for the year ended December 31, 1995 amounted to $1,680,000, an increase of $618,000 or 58.2%, as compared to the year ended December 31, 1994. Net gains on sale of investment securities totalled $3,000 in 1995 and 1994. Other (miscellaneous) income increased by $442,000, primarily due to increases in customer service fees and fees from mortgage loan servicing.

Other Expense. Total other expense for the year ended December 31, 1995 amounted to $12,091,000, an increase of $876,000 or 7.8%, as compared to the year ended December 31, 1994. Salaries and employee benefits increased $387,000, or 7.8%. Occupancy and equipment expense increased $240,000 or 12.8%. Other (miscellaneous) expenses increased $249,000 or 5.7%.

Provision for Income Taxes. The provision for income taxes for the year ended December 31, 1995 was $1,758,000, compared to $882,000 for the year ended 1994. The increase was due to the increase in the Company's pre-tax income.


MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1996, 1995 and 1994

FINANCIAL CONDITION

Loans
The Company's primary earning assets are loans, representing 58.8% of the total assets at December 31, 1996. Loans increased $21,078,000 or 8.4% between 1995 and 1996 primarily due to improved demand in the commercial and real estate lending segments of the portfolio. Loans increased $78,343,000 or 52.0% between 1993 and 1994, primarily due to loans acquired from Buckeye. At December 31, 1996 there were no concentrations of loans in any particular industry or in a group of related industries exceeding 10% of total loans.

It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making the loan. The type of collateral will vary and ranges from liquid assets to real estate. Commercial business loans are made based on the financial ability of the borrower to repay the obligation and the appraised value of assets used as collateral. Real estate construction loans are made with loan-to-value ratios generally below 75%. Real estate mortgage loans are made with loan-to-value ratios generally below 80% of the appraised value. The real estate is appraised at the time the loan is originated and is reappraised if the loan is placed on a classified status. All consumer installment loan requests are evaluated to determine the prospective borrowers ability and willingness to repay the obligation and their stability as a borrower.
Ability to repay is determined by comparing an applicant's monthly debt payment including the proposed loan payment with net monthly income. The resulting debt service to income ratio generally must be below 40%. In addition, for consumer installment loans which require collateral, the Company will make advances up to 90% of the value on certain types of collateral.
The table below sets forth loans by category at December 31, 1992 through 1996.

TYPES OF LOANS
($ in thousands)                1996      1995      1994      1993      1992
Commercial . . . . . . . . . $ 82,792  $ 63,082  $ 51,818  $ 42,488  $ 44,697
Real estate construction . .    1,816     1,869     1,112     1,751     1,795
Real estate mortgage . . . .  136,488   128,709   119,629    53,417    49,524
Installment. . . . . . . . .   50,353    56,712    56,307    52,867    62,962
                             $271,449  $250,372  $228,866  $150,523  $158,978

Scheduled repayment and rate sensitivity of commercial loans and real estate construction loans is indicated as follows at December 31, 1996:

($ in thousands)              One Year   One to        Over
                               or Less  Five Years  Five Years      Total
Commercial . . . . . . . . .  $58,518    $4,961       $19,313      $82,792
Real estate construction . .      870       946             -        1,816
 Total . . . . . . . . . . .  $59,388    $5,907       $19,313      $84,608

For the commercial and real estate construction loans due after one year, $20,974,000 have a predetermined interest rate and $4,246,000 have a floating or adjustable interest rate.

MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1996, 1995 and 1994

Asset Quality
The following presents loans considered nonperforming and consequently detracting from asset quality:

NONPERFORMING ASSETS
($ in thousands)
                                 1996    1995    1994    1993    1992
Nonperforming loans
 Nonaccrual. . . . . . . . . .  $  547  $  790  $1,214  $2,188  $4,058
 90 days past due. . . . . . .     744     609     766     601     886
 Restructured. . . . . . . . .     672     666     610     709     509
  Total nonperforming loans. .  $1,963  $2,065  $2,590  $3,498  $5,453
Other nonperforming assets
 Other real estate owned . . .     607     575     682     699   1,049
  Total nonperforming assets .  $2,570  $2,640  $3,272  $4,197  $6,502

Nonperforming loans as a
  percent of loans . . . . . .     0.7%    0.8%    1.1%    2.3%    3.4%
Nonperforming assets as a
  percent of total assets. . .     0.6%    0.7%    1.0%    1.5%    2.3%

The nonaccrual category represents loans on which interest recognition has been suspended until realized because the borrower's ability to repay principal or interest is in doubt. For loans not primarily secured by real estate or in the process of collection, the Company discontinues accrual when a loan is 90 days past due. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Although nominally performing, nonaccrual treatment may also be accorded on loans when information becomes available which suggests that more than normal risk of collection exists. Restructured loans are loans, the terms of which have been altered, to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Past due loans are loans contractually past due 90 days or more and not included elsewhere.

Total nonperforming loans were $1,963,000 at December 31, 1996, as compared to $2,065,000 at December 31, 1995. Nonaccrual loans due decreased by $243,000 while loans 90 days past due increased $135,000, and restructured loans increased by $6,000. The largest nonaccrual loan at December 31, 1996 was $129,000. Of the $607,000 total other real estate owned, $576,000 represents former banking facilities.

MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1996, 1995 and 1994

Allowance for Loan Losses

The Company's loan loss experience for the five years ended December 31, 1996 is summarized as follows:

SUMMARY OF LOAN LOSS EXPERIENCE
($ in thousands)                     1996     1995     1994     1993     1992

Balance at beginning of year . . $  3,854 $  3,737 $  3,544 $  3,681 $  2,463
 Allowance acquired in loan
   purchase (See Note B) . . . .        -        -      411        -        -
 Provision for loan losses . . .        -      105      215      844    3,159
 Loans charged-off
  Commercial . . . . . . . . . .       54       63      205      110      798
  Real estate mortgage . . . . .       66       21      141      283      288
  Installment. . . . . . . . . .      308      279      491      941    1,093
   Total loans charged-off . . .      428      363      837    1,334    2,179
 Loans recovered
  Commercial . . . . . . . . . .        3      101       93       39       43
  Real estate mortgage . . . . .       16      108       25       44       12
  Installment. . . . . . . . . .      119      166      286      270      183
   Total loans recovered . . . .      138      375      404      353      238
    Net loans charged-off
     (recovered) . . . . . . . .      290      (12)     433      981    1,941
Balance at end of year . . . . . $  3,564 $  3,854 $  3,737 $  3,544 $  3,681

Loans outstanding at
    December 31, . . . . . . . . $271,450 $250,372 $228,866 $150,523 $158,978
Average loans for
    the year ended . . . . . . .  254,397  243,043  164,405  153,277  165,024
Ratio of net charge-offs
    to average loans . . . . . .     0.11%    0.00%    0.26%    0.64%    1.18%
Ratio of allowance to
    loans outstanding. . . . . .     1.31%    1.54%    1.63%    2.35%    2.32%
Ratio of provision to
    average loans. . . . . . . .     0.00%    0.04%    0.13%    0.55%    1.91%


The allowance for loan losses was equal to 1.31% of loans outstanding at year end 1996 and in management's judgment is adequate to absorb potential loan losses. While management's on-going analysis includes, among other factors, the financial position of particular borrowers, results of internal loan reviews, past due loans and the Company's historical loss experience, future additions to the allowance may be necessary based on changes in economic conditions. In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1996, 1995 and 1994

Securities
The following table summarizes the carrying value and weighted average yield of securities by type and maturity range at December 31, 1996:

                                                  After            After
                                                 One Year        Five Years
                                    Within      But Within       But Within        After
                                   One Year     Five Years       Ten Years        Ten Years          Total
                               Amount  Yield  Amount  Yield   Amount   Yield   Amount   Yield   Amount   Yield
Securities Available for Sale
U.S. Treasury Securities .      $4,904  4.70%  $ 3,295  5.47%  $     -     -%  $     -      -%   $  8,199  5.01%
Federal agency obligations . . . 1,106  5.29    11,187  5.67    97,825  7.24    12,182   5.54     122,300  6.90
State and Municipal securities     139  5.90       768  9.85         -     -       328   8.13       1,235  8.87
Other. . . . . . .                   -     -         5  5.50         -     -    11,735   6.05      11,740  6.05
   Total Carrying Value. .      $6,149  4.83%  $15,255  5.84%  $97,825  7.24%  $24,245   5.82%   $143,474  6.74%


The after ten year range of Federal agency obligations represents holdings of certificates of participation in pools of residential mortgages. Principal repayment prior to maturity has not been reflected. The after ten year range of equity securities includes securities with no stated maturity. Yields do not reflect tax equivalent adjustments.

Deposits
Summarized below are average deposit balances by type for the years ended December 31, 1996, 1995 and 1994. Also presented is the maturity distribution of time deposits in excess of $100,000 at each year end.

AVERAGE DEPOSITS                        1996                     1995                     1994
($ in thousands)              Amount      %    Rate    Amount      %    Rate    Amount      %    Rate
Demand noninterest bearing . $ 32,793   10.6%     -%  $ 31,932   10.9%     -%  $ 28,898   11.4%     -%
Interest bearing deposits
 NOW Accounts. . . . . . . .   26,615    8.5   2.37     26,409    9.0   2.34     24,849    9.8   2.36
 MMDA and savings accounts .  102,793   33.1   2.71    104,332   35.6   2.75    102,777   40.7   2.62
 Time  . . . . . . . . . . .  148,545   47.8   5.06    130,742   44.5   4.82     96,392   38.1   3.89
                              277,953   89.4   3.93    261,483   89.1   3.75    224,018   88.6   3.14
Total. . . . . . . . . . . . $310,746  100.0%  3.52%  $293,415  100.0%  3.34%  $250,916  100.0%  2.78%


MATURITY OF TIME DEPOSITS OVER $100,000      1996      1995      1994
($ in thousands)
Within three months. . . . . . . .         $ 8,511   $ 2,814   $ 2,844
Three to six months. . . . . . . .           2,813     5,745     3,586
Six months to one year . . . . . .           7,656     5,625     3,461
After one year . . . . . . . . . .           7,968     4,053     4,211
 Total . . . . . . . . . . . . . .         $26,948   $18,237   $14,102


MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1996, 1995 and 1994

Capital

Capital resources represent funds obtained externally through issuance of securities and internally through the retention of earnings. Federal regulatory authorities define core ("Tier 1") capital to include common stockholders' equity and non-cumulative perpetual preferred stock, less certain intangible assets. Supplementary ("Tier 2") capital includes core capital, allowance for loan losses, perpetual preferred stock and qualifying notes and debentures. Capital adequacy is determined after consideration of a range of factors including organizational size, asset quality, consistency of earnings, risk diversification, management expertise and internal controls.

Banking organizations are required to meet capital adequacy guidelines established by federal regulators. The Company and the Banks are subject to a risk-based capital framework and a minimum leverage ratio. The regulatory minimum risk-based capital ratio is 8.0% (of which at least 4.0% should be a core component consisting of common stockholders' equity). In addition, the Company and the Bank must meet a leverage capital ratio of 3.0% Tier I capital to adjusted total assets. The percentages established are minimums and most banks are required to maintain ratios at levels 100 to 200 basis points above the minimum and under certain circumstances may be required by federal regulators to maintain ratios at higher levels.

At December 31, 1996 the Company's total risk-based capital ratio was 11.8% and its Tier I risk-based capital ratio was 10.5%, while the total risk-based capital ratio for WNB was 11.4%, with Tier I risk-based capital of 10.2%. The Company's leverage ratio at December 31, 1996 was 6.5%, while the leverage ratio of WNB was 6.3%.

Liquidity

In banking, liquidity refers to the ability of an institution to procure or generate cash in order to fund operations, satisfy commitments, provide credit to customers and withstand contraction of deposits during varying economic conditions without disruption of service capabilities.

Liquidity depends upon confidence of customers and financial intermediaries and confidence is engendered by financial strength as demonstrated by profitability, asset quality and capitalization. The primary source of funds are deposits and to a lesser extent, amortization and prepayment of outstanding loans, maturing investment securities and borrowings from the FHLB of Pittsburgh and Cincinnati. At December 31, 1996, money market assets and investment securities maturing in one year or less totalled $22.2 million. Short-term borrowings outstanding at December 31, 1996 totalled $104.1 million and certificates of deposit in excess of $100,000, which mature within one year or less, totalled $19.0 million or 5.9% of total deposits.

MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1996, 1995 and 1994


At December 31, 1996, the Parent Company had outstanding debt totalling $900,000 and had $1.3 million in liquid assets. Dividends declared by the Company and funds to support parent company operations may be substantially provided from subsidiary bank dividends. Various legal restrictions limit the ability of a bank subsidiary to finance or otherwise supply funds to its parent or certain of its affiliates (See Note O "Dividend Restrictions" to the consolidated financial statements). Management believes that liquidity in banking and nonbanking operations is sufficient.

Asset/Liability Management (Interest Rate Sensitivity)

The objective of asset/liability management is to insulate an institution's rate spread from changes in interest rates and thus enable the institution to maintain satisfactory levels of net interest income in both rising and falling interest rate environments. In order to meet this objective, the Company actively monitors the maturity or repricing relationship between its interest earning assets and interest bearing liabilities and endeavors to control the difference between such assets and liabilities maturing or repricing within one year to less than ten percent of its total assets.

The difference between rate sensitive assets and rate sensitive liabilities that mature or reprice within a given time period is referred to as the interest rate sensitivity gap. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities. This mismatch generally will enhance earnings in a rising interest rate environment and inhibit earnings when rates decline. Conversely, a negative gap exists when rate sensitive liabilities exceed rate sensitive assets. In this case, a rising interest rate environment generally will inhibit earnings and declining rates generally will enhance earnings. The Company's interest rate sensitivity analysis at December 31, 1996, is presented in the following table. In evaluating the Company's exposure to interest rate risk certain shortcomings inherent in this method of analysis must be considered. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to change in market interest rates. Interest bearing demand deposits and savings deposits are presented as repricing within the earliest period as they are subject to immediate withdrawal and rate change. However, these types of deposits have historically shown relatively stable balances and rates have generally changed in lesser degrees than other interest earning assets and interest bearing liabilities.

MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1996, 1995 and 1994

December 31, 1996                                      Days                                    Total
INTEREST RATE SENSITIVITY                       31         61         91        181      One Year    Over
($ in thousands)                       30       60         90        180       1 year    or Less   One Year    Total

INTEREST EARNING ASSETS
  Loans                            $ 84,488  $ 18,448  $   4,034  $  14,425  $  27,188  $ 148,583  $122,867  $271,450
  Investment securities                  -        499          -         25      5,625      6,149   137,325   143,474
  Other short-term investments       17,870         -          -          -          -     17,870         -    17,870
   Total interest earning assets    102,358    18,947      4,034     14,450     32,813    172,602   260,192   432,794
INTEREST BEARING LIABILITIES
  Deposits
   Interest bearing demand           27,569         -          -          -          -     27,569         -    27,569
   Savings deposits                 101,823         -          -          -          -    101,823         -   101,823
   Time deposits                     14,497    10,872      9,971     25,309     41,624    102,273    51,402   153,675
  Short-term borrowings              32,596    15,000     55,000      1,500          -    104,096         -   104,096
  Long-term debt                        900         -          -          -          -        900        38       938
Total interest bearing liabilities  177,385    25,872     64,971     26,809     41,624    336,661    51,440   388,101
 Non Interest Bearing Sources-net         -         -          -          -          -          -    44,693    44,693
   Total Funding sources            177,385    25,872     64,971     26,809     41,624    336,661    96,133   432,794

INTEREST SENSITIVITY GAP           $(75,027) $ (6,925) $ (60,937) $ (12,359) $  (8,811) $(164,059) $164,059  $      -
CUMULATIVE INTEREST
       SENSITIVITY GAP             $(75,027) $(81,952) $(142,889) $(155,248) $(164,059) $(164,059) $      -  $      -

GAP/INTEREST EARNING ASSETS          (17.34)%   (1.60)%   (14.08)%    (2.85)%    (2.04)%   (37.91)%   37.91%        -
CUMULATIVE GAP/INTEREST
       EARNING ASSETS                (17.34)   (18.94)    (33.02)    (35.87)    (37.91)    (37.91)        -         -


At December 31, 1996, there were no outstanding financial futures, options or interest rate swap agreements.

Recently Issued Accounting Standards
In June, 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities." SFAS No. 125 establishes the criteria for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes several accounting standards including SFAS No. 122, "Accounting for Mortgage Servicing Rights." This standard is effective for transactions that occur after December 31, 1996. Earlier implementation is not permitted. The Company is currently evaluating the impact that this statement will have on its financial position and results of operations, but it is not expected to be material.

On January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 established guidelines for recognition of impairment losses related to long-lived assets and certain intangibles and related goodwill for both assets to be held and used as well as assets held for disposition. This statement excludes financial instruments, long-term customer relationships of financial institutions, mortgage and other servicing rights, and deferred tax assets. Adoption of this statement was immaterial to the Company's financial position and results of operations.


DIRECTORS

Jack O. Cartner, President
  Motrim Inc., Cambridge, OH

Paul W. Donahie, President
  American Bancorporation, Wheeling, WV

Jay T. McCamic, Attorney at Law
  McCamic & McCamic, Wheeling, WV

Jeremy C. McCamic, Attorney at Law
  McCamic & McCamic, Wheeling, WV

Jolyon W. McCamic, Attorney at Law
  McCamic & McCamic, Wheeling, WV

Robert C. Mead, President
  American Mortgages, Inc., Wheeling, WV



OFFICERS

Jeremy C. McCamic, Chairman & CEO
Jolyon W. McCamic, Vice Chairman/Administration
Paul W. Donahie, President
Robert C. Mead, Chief Operating Officer
Brent E. Richmond, Executive Vice President, Secretary/Treasurer
                           and Chief Financial Officer
Jeffrey A. Baran, CPA, Assistant Controller
Linda M. Woodfin, Assistant Secretary


Paul W. Donahie, President
  Wheeling National Bank
Robert C. Mead, President
  American Mortgages, Inc.


CORPORATE INFORMATION


Annual Meeting
The annual meeting of shareholders will be held in Wheeling, West Virginia at the corporate offices, located at Suite 800, Mull Center, 1025 Main Street. The meeting will convene at 10:00 A.M. (E.D.S.T.) May 21, 1997. All shareholders are invited to attend.

Stock Transfer Agent
  American Bancservices, Inc.
  1025 Main Street - Suite 800
  Wheeling, WV 26003

Stock Listing
  NASDAQ Symbol: "AMBC"
  Shares of American Bancorporation common stock are traded on the Nasdaq Stock Market-National List.

Primary Market Makers
  Legg Mason Wood Walker, Inc.              Herzog, Heine, Geduld, Inc.
  Wheat First Securities, Inc.              Ferris Baker Watts, Inc.
  F. J. Morrissey & Co., Inc.

Form 10K
  Stockholders may receive a copy of American Bancorporation's 1996 Annual Report on Form 10K as filed with the Securities and Exchange Commission upon written request to Treasurer, American Bancorporation, 1025 Main Street, Suite 800, Wheeling, WV 26003.

Independent Certified Public Accountants
  KPMG Peat Marwick LLP
  Pittsburgh, PA

Securities Counsel
  Maloney & Knox
  Washington, DC